UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 22, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 22, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY CONTINUES TO STRENGTHEN ITS BALANCE SHEET
Johannesburg, 22 December 2008. Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that despite international financial turmoil, it continues to strengthen its balance sheet.
Raising funds
Harmony has completed a capital raising by issuing shares for cash in the open market pursuant to its mandate given by shareholders at the Annual General Meeting. In the capital raising 10 504 795 shares have been placed between 25 November 2008 and 19 December 2008, at an average subscription price of R93.20, raising R979 million before costs. The average issue price compares favourable with the weighted average share price on the JSE over the same period of R92.79 per share. The number of shares issued is equivalent to 2.6% of Harmony’s issued share capital of 403 424 148 shares as at 30 September 2008. The cost of the placement was approximately R15 million, or 1.5% of the value of shares issued.
In line with Harmony’s stated intention to have zero net debt by June 2009, the proceeds will primarily be used to reduce debt levels.
Nedbank loan
Harmony has repaid R1,25 bn of the R2bn Nedbank debt which was repayable by December 2008. The Nedbank loan facility of R750 million is now repayable by December 2009.
Capital projects
Harmony recognises that its pipeline of projects is the future of the company and regularly reviews its cash flow to ensure that it supports the continuation of its projects. During a recent review Harmony reaffirmed its commitment to its capital expenditure plans.
ends.
Issued by Harmony Gold Mining Company Limited
22 December 2008
For more details contact:
Frank Abbott
Interim Financial Director

on +27(0)82 800 4290

or

Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate &
Investor Relations
on +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For more information on
Harmony, please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228